UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

11F, T2, NO.16, Lane 399, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F 🗹	Form 40-F ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the resignation of Haibing Wu and Jue Yao as directors of CooTek (Cayman) Inc. (the “Company”), effective May 6, 2023. They also no longer served on any committee of the Company’s board of directors. The resignation of Haibing Wu and Jue Yao was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

After the departure of Haibing Wu and Jue Yao, the Company’s board of directors (the “Board”) has resolved to dissolve the audit committee of the Board, the compensation committee of the Board, and the nominating and corporate governance committee of the Board. The Company’s Board will assume the functions and responsibilities of these committees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date : May 8, 2023